                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 THE 3DO COMPANY
           ----------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    88553W105
           ----------------------------------------------------------
                                 (CUSIP Number)

                                 JAMES ALAN COOK
                                 THE 3DO COMPANY
                               600 GALVESTON DRIVE
                             REDWOOD CITY, CA 94063
                                 (650) 261-3000
           ----------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 31, 2000
           ----------------------------------------------------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))


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CUSIP No. CUSIP No. 88553W105
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 (1) NAMES OF REPORTING PERSONS:                       William M. Hawkins, III
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:            ###-##-####


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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) /  /
                                                                     (b) /  /
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 (3) SEC USE ONLY

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 (4) SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF
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 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  /  /
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 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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  NUMBER OF SHARES            (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER                        17,541,908
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER                        0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER                        17,541,908
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                        0
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     17,541,908
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(12) CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       /  /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  35%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     Individual
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                         AMENDMENT NO. 3 TO SCHEDULE 13D

     This Amendment No. 3 to Schedule 13D is filed by The 3DO Company, a Delaware corporation, as an amendment to the initial statement on Schedule 13D (the "Schedule 13D") and its Amendments as filed with the Securities Exchange Commission. The original Schedule 13D was filed by The 3DO Company with the Securities Exchange Commission on August 31, 1998. The Amendment No. 1 to Schedule 13D was filed by The 3DO Company on May 3, 2000. The Amendment No. 2 to Schedule 13D was filed by The 3DO Company on August 29, 2000. The
Schedule 13D is hereby amended and supplemented as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety to read as follows:

     Reporting Person purchased 4,848,485 shares of Common Stock at a price of $3.09375 per share for an aggregate purchase price of $15,000,000.47 on October 31, 2000.

     Reporting Person is holder of a warrant dated October 31, 2000 for 969,697 shares of Common Stock with an exercise price of $3.7125 per share. As the date of filing, Reporting Person has not exercised his rights under the warrant.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

     Item 5 of the Original Statement is hereby supplementally amended in its entirety to read as follows:

     (a) Reporting Person beneficially owns 17,541,908 shares of Common Stock, which represent approximately 35% of the Common Stock of the Issuer.

     (b) Reporting Person exercises sole voting power over the shares referenced in Item 5(a) above.

     (c) Reporting Person purchased 4,848,485 shares of Common Stock at a price of $3.09375 per share for an aggregate purchase price of $15,000,000.47 from a private financing on October 31, 2000. As part of the transaction, the Company issued 969,697 warrant shares to Reporting Person with an exercise price of $3.7125 per share. As the date of filing, Reporting Person has not exercised his rights under the warrant.

     (d) Not applicable.

     (e) Not applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: November 9, 2000.



                                       By  /s/ James Alan Cook
                                           -----------------------------
                                           James Alan Cook
                                           Executive Vice President and
                                           General Counsel


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